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SEC FILE NUMBER
8- 49426

RECD S.E.C.
MAR 0 1 2001
519

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Arrowhead Financial Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARROWHEAD FINANCIAL GROUP, INC.
San Bernardino, California

FINANCIAL STATEMENTS
December 31, 2001 and 2000

TABLE OF CONTENTS


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Arrowhead Financial Group, Inc.
San Bernardino, California

We have audited the accompanying balance sheet of Arrowhead Financial Group, Inc as of December 31, 2001 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Arrowhead Financial Group, Inc. as of December 31, 2000 were audited by other auditors whose report dated February 16, 2001 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Financial Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Tucson, Arizona
January 24, 2002

ARROWHEAD FINANCIAL GROUP, INC.
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 1,474,850	$ 1,705,205
Investment securities	3,300	3,300
Accounts receivable	127,399	56,209
Dealer reserves receivables	148,907	144,940
Prepaid expenses	11,978	16,282
Total current assets	1,766,434	1,925,936
NON-CURRENT ASSETS		
Property and equipment, net	177,250	135,818
Intangible assets, net	798,418	64,500
Total non-current assets	975,668	200,318
TOTAL ASSETS	$ 2,742,102	$ 2,126,254

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 1,120,641	$ 834,795
Payroll taxes payable	36,873	16,708
Accrued expenses	237,272	57,961
Agency services payable – current portion	17,200	47,300
Total current liabilities	1,411,986	956,764
NON-CURRENT LIABILITIES		
Agency services payable – non-current	-	17,200
Total liabilities	1,411,986	973,964
STOCKHOLDER'S EQUITY		
Common stock, no par value, 500,000 shares authorized, 115,000 shares issued and outstanding at December 31, 2001 and 2000, respectively	2,274,633	2,274,633
Accumulated deficit	(944,517)	(1,122,343)
Total stockholder's equity	1,330,116	1,152,290
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,742,102	$ 2,126,254

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD FINANCIAL GROUP, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
OPERATING INCOME		
Commission income	$ 2,693,114	$ 2,621,598
INTEREST INCOME		
Interest on deposits	45,924	30,685
Interest on investment securities	-	20,326
Total interest income	45,924	51,011
Total income	2,739,038	2,672,609
OPERATING EXPENSES		
Salaries and benefits	1,900,165	1,545,553
Occupancy expense	182,284	174,684
Depreciation	82,408	128,994
Insurance	61,574	29,117
Office operating expense	238,065	231,956
Advertising and promotion	68,961	91,080
Credit union commissions	69,006	142,257
Professional services	55,396	77,457
Total operating expenses	2,657,859	2,421,098
Net operating income	81,179	251,511
NON-OPERATING INCOME (EXPENSE)		
Proceeds on sale of assets	-	10,000
Other non-operating expense	-	(4,346)
Lawsuit settlement, net of expenses	98,247	-
Total other income, net	98,247	5,654
INCOME BEFORE TAXES	179,426	257,165
PROVISION FOR INCOME TAXES	(1,600)	(1,600)
NET INCOME	$ 177,826	$ 255,565

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Number of Shares	Common Stock	Accumulated Deficit	Total Stockholder's Equity
BALANCE, JANUARY 1, 2000	115,000	$ 2,274,633	$ (1,377,908)	$ 896,725
NET INCOME	-	-	255,565	255,565
BALANCE, DECEMBER 31, 2000	115,000	2,274,633	(1,122,343)	1,152,290
NET INCOME	-	-	177,826	177,826
BALANCE, DECEMBER 31, 2001	115,000	$ 2,274,633	$ (944,517)	$1,330,116

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	$ 45,924	$ 51,011
Commission and other income received	2,720,171	2,579,736
Cash paid to suppliers and employees	(2,040,125)	(1,966,680)
Net cash provided by operating activities	725,970	664,067
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of intangibles	(781,218)	-
Purchase of investment securities	-	(799,822)
Amortization of investment securities	-	(24,727)
Change in dealer reserves	(3,967)	(129,940)
Stock purchase in NASD	-	(3,300)
Purchase of property and equipment	(123,840)	(91,760)
Maturities of investment securities	-	1,280,000
Payments for agency services	(47,300)	(47,300)
Proceeds on disposal of equipment	-	10,000
Net cash provided by (used in) investing activities	(956,325)	193,151
NET INCREASE (DECREASE) IN CASH	(230,355)	857,218
CASH, BEGINNING OF YEAR	1,705,205	847,987
CASH, END OF YEAR	$ 1,474,850	$ 1,705,205
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES		
Net income	$ 177,826	$ 255,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	129,708	176,294
Gain on disposal of equipment	-	(10,000)
Change in accounts receivable	(71,190)	(38,537)
Change in prepaid expenses	4,304	(2,537)
Change in accounts payable/accrued expenses	465,157	286,863
Change in payroll taxes payable	20,165	(3,581)
Total adjustments	548,144	408,502
Net cash provided by operating activities	$ 725,970	$ 664,067
SUPPLEMENTAL DISCLOSURES		
Income tax paid	$ 1,600	$ 1,600
Interest paid	$ -	$ -

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD FINANCIAL GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2001 and 2000

ORGANIZATION

Arrowhead Financial Group, Inc. (the Company) was formed in 1987 as a California corporation. The Company provides insurance and other financial products to the public. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Arrowhead Financial Group, Inc. is a wholly owned subsidiary of Arrowhead Central Credit Union.

BASIS OF ACCOUNTING

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practice within the financial services industry. A summary of the significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows.

Financial accounting records are generally maintained on an accrual basis.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, and dealer reserves.

INVESTMENT SECURITIES

Investment securities are purchased with the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts computed using the straight-line method. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (3 to 40 years) of the related assets under the straight-line method.

ARROWHEAD FINANCIAL GROUP, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2001 and 2000

ADVERTISING

Advertising expense is recorded as it is incurred.

INCOME TAXES

In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled. There were no deferred tax assets or liabilities at December 31, 2001 and 2000.

INTANGIBLE ASSETS

The Company's intangible assets are the results of consideration paid to obtain agency services of non-member insured policies in 1999, wherein the Company is able to provide services as the agent for the non-member insured, the purchase of the assets of a commercial insurance business in 2001, and an earnest money deposit for the purchase of another business.

ARROWHEAD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 – CASH

Cash at December 31 was as follows:

	2001	2000
Cash on hand and in banks	$ 858,581	$ 180,629
Money market accounts	616,269	1,524,576
Total cash	$ 1,474,850	$ 1,705,205

NOTE 2 – INVESTMENTS

At December 31, investments comprised of the following:

	2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment in NASD	$ 3,300	$ 3,300	$ 3,300	$ 3,300

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	2001	2000
CUNA Mutual	$ -	$ 13,400
Payroll overpayment	-	20,784
Investment income	-	1,244
Insurance products	-	839
Commissions receivable	127,399	19,942
Total	$ 127,399	$ 56,209

Dealer reserves receivables are summarized as follows:

	2001	2000
BNY Clearing Services, Inc.	$ 100,000	$ 100,000
Fiserve Correspondent Services, Inc.	-	15,000
Raymond James & Associates, Inc.	48,907	29,940
Total	$ 148,907	$ 144,940

ARROWHEAD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	2001	2000
Furniture, fixtures and equipment	$ 42,916	$ 33,745
Autos	107,194	99,039
Software	169,167	154,925
Computers	211,625	158,172
	530,902	445,881
Less: accumulated depreciation and amortization	353,652	310,063
Total	$ 177,250	$ 135,818

NOTE 5 – INTANGIBLE ASSETS

	2001	2000
Agency services of non-member insurance policies, net of accumulated amortization of $94,600 in 2001 and $43,700 in 2000	$ 17,200	$ 64,500
Commercial insurance book of business	731,218	-
Earnest money deposit	50,000	-
Total intangible assets	$ 798,418	$ 64,500

NOTE 6 – ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	2001	2000
Arrowhead Central Credit Union (parent company)	$ 1,065,443	$ 816,364
Other vendors	55,198	18,431
Total	$ 1,120,641	$ 834,795

NOTE 7 – AGENCY SERVICES PAYABLE

The Company entered into a long-term commitment agreement for the transfer of agency services of non-member insured policies, wherein the Company agreed to pay a fixed amount for the transfer of agency business. The total commitment due at December 31, 2001, under the Agency Transfer Agreement, is $17,200, which is due as follows:

Due In Year Ending December 31,	
2002	$ 17,200

ARROWHEAD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, The Company had net capital of $339,170 (as computed under Rule 15c3-1) which was $239,170 in excess of its required net capital of $100,000 The Company's net capital ratio was 4.2 to 1

NOTE 9 – LEASE COMMITMENTS

The Company leases office space under a noncancelable operating lease for its Corona location that expires in December 2003. The Company can exercise an option to renew the agreement for a longer period under similar terms. The Company is also renting its San Bernardino location through a job lease from the Parent Company (Arrowhead Central Credit Union) on a month to month basis.

At December 31, 2001, the Company was obligated under operating leases requiring annual rentals as follows:

Years Ending December 31,	
2002	$ 23,328
2003	23,805
Total	$ 47,133

Total occupancy expense for the years ended December 31, 2001 and 2000 was $182,284 and $174,684, respectively.

NOTE 10 – INCOME TAXES

The Company has available at December 31, 2001, unused operating loss carryforwards that may be applied against future taxable income of approximately $1,460,000 that expire in years 2007 through 2019 for federal purposes and approximately $80,000 that expire in years 2001 through 2004 for state purposes. The Company expensed state taxes of $1,600 and $1,600 for the years ended December 31, 2001 and 2000, respectively.

NOTE 11 – LEGAL CONTINGENCIES

The Company is subject to various pending and threatened legal action which arise in the normal course of business. Although the amount of the ultimate exposure, if any, can not be determined at this time, it is management's opinion that, based on the advise of counsel, the resolution of claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 – EMPLOYEE RETIREMENT PLANS

Defined Benefit Plan

The Company is part of a defined benefit pension plan handled by its parent company, Arrowhead Central Credit Union. The plan covers substantially all employees hired prior to July 1, 1997. The plan year is from July 1 through June 30. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with Arrowhead Central Credit Union and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future.

Salary Deferred 401(k) Plan

During 1997, the parent company, Arrowhead Central Credit Union, adopted a salary deferred 401(k) plan to allow employees to defer a portion of their current compensation until retirement. The plan allows for discretionary matching contributions by the Credit Union. Contributions to the plan were $6,075 and $66,299 for the years ended December 31, 2001 and 2000, respectively.

NOTE 13 – NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill [and intangible assets deemed to have indefinite lives] will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets as of January 1, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill, if applicable, and indefinite-lived intangible assets as of January 1, 2002. The effects of these pronouncements on the Company's earnings and financial position have not yet been determined.

SUPPLEMENTAL INFORMATION


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Supplemental Information
Required By Rule 17a-5(g)(1) of the Securities and Exchange Commission

Board of Directors
Arrowhead Financial Group, Inc.
San Bernardino, California

We have audited the accompanying financial statements of Arrowhead Financial Group, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated January 24, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Tucson, Arizona
January 24, 2002

Schedule 1

ARROWHEAD FINANCIAL GROUP, INC.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2001

NET CAPITAL		
Total stockholder's equity		$1,330,116
Deduct stockholder's equity not allowable for net capital	$ -	
Total stockholder's equity qualified for net capital		1,330,116
Add:		
Allowable subordinated borrowings		
Other (deductions) or allowable credits	-	
Total capital and allowable subordinated borrowings		1,330,116
Deductions and/or charges:		
Nonallowable assets:		
Receivable from non-customers	-	
Property and equipment, net	177,250	
Other assets	813,696	990,946
Net capital before haircuts on securities positions (tentative net capital)		339,170
Haircuts on securities:		
Trading and investment securities		
Exempted securities		-
NET CAPITAL		$ 339,170
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses		$1,411,986
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		$ 94,131
Minimum dollar requirement		$ 100,000
Net capital requirement		$ 100,000
Excess net capital		$ 239,170
Excess net capital at 1,000 percent		$ 199,971
Ratio: aggregate indebtedness to net capital		4.2 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 258,919
Audit adjustments (net)		80,251
NET CAPITAL PER ABOVE		$ 339,170


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5(g)(1)

Board of Directors
Arrowhead Financial Group, Inc.
San Bernardino, California

In planning and performing our audit of the financial statements and supplemental schedule of Arrowhead Financial Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


Member of
HLB
International

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clifton Gunderson LLP

Tucson, Arizona
January 24, 2002